SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc.

(Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697206

(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$8,000,000	$929.60

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 432,432 shares of common stock, no par value per share, at the maximum tender offer price of $18.50 per share in cash.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $929.60	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I	Date Filed: December 8, 2014
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by Tucows Inc., a Pennsylvania corporation (“Tucows”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2014, as amended by Amendment No. 1 to the Schedule TO, filed by Tucows with the SEC on December 23, 2014, which relates to the tender offer by Tucows to purchase shares of its common stock, no par value per share, or such fewer number of shares as are property tendered and not properly withdrawn, having an aggregate purchase price of no more than $8.0 million. Tucows is offering to purchase these shares at a price not in excess of $18.50 nor less than $16.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Tucows’ offer is made on the terms and subject to the conditions set forth in the Offer to purchase, dated December 8, 2014, as amended by the Amended Offer to Purchase, dated December 23, 2014, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extend specifically provided herein, all terms of the offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.  Item 4 of Schedule TO is hereby amended and supplemented as follows:

In the second paragraph of Section 3 of the Offer to Purchase (“Procedure for Tendering Shares”), which begins with “In accordance with Instruction 5 of the letter of transmittal,” the first sentence of the second bullet point is amended to state “If you wish to indicate a specific price (in multiples of $0.25) at which your shares are being tendered, you must complete the section of the letter of transmittal entitled “Shares Tendered at a Price Determined by You.””

Also in the second paragraph of Section 3 of the Offer to Purchase, two sentences are added to the end of the paragraph to state “Please note the $0.25 increments when completing this section. If you tender at a price not within a $0.25 increment, we will move your tender price to the next higher $0.25 increment.”

In the third paragraph of Section 3 of the Offer to Purchase (“Procedure for Tendering Shares”), the third sentence is amended to state “To tender shares properly, you must properly complete the “Price at Which You Are Tendering” section on each letter of transmittal.

Item 11. Additional Information.

(b) Other Material Information.  Item 11(b) of the Schedule TO is hereby amended and supplemented with the following:

The information in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is being amended and/or supplemented by the Amended Offer to Purchase, dated January 5, 2015, filed herewith as Exhibit (a)(1)(A), and the related Amended Letter of Transmittal, filed herewith as Exhibit (a)(1)(B), and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Amended Offer to Purchase, dated January 5, 2015
(a)(1)(B)	Amended Letter of Transmittal
(a)(1)(C)**	Amended Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2014
(a)(1)(E)**	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 23, 2014
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated December 8, 2014
(a)(5)(B)*	Press Release, dated December 8, 2014
(b)(1)	Offer Letter, dated November 19, 2012, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2012)
(b)(2)	Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)
(b)(3)	Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)
(b)(4)	Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(b)(5)	Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(b)(6)	Security Agreement, dated July 25, 2007 by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(d)(1)	Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows’ Schedule TO, as filed with the SEC on September 17, 2010)

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 8, 2014.
**	Incorporated by reference to the relevant exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 23, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL COOPERMAN

Michael Cooperman
Chief Financial Officer

January 5, 2015

EXHIBIT INDEX

(a)(1)(A)	Amended Offer to Purchase, dated January 5, 2015
(a)(1)(B)	Amended Letter of Transmittal
(a)(1)(C)**	Amended Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2014
(a)(1)(E)**	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 23, 2014
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2)-(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated December 8, 2014
(a)(5)(B)*	Press Release, dated December 8, 2014
(b)(1)	Offer Letter, dated November 19, 2012, between Tucows.com Co and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2012)
(b)(2)	Operating Loan Agreement, dated September 10, 2010, between Tucows.com co. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)
(b)(3)	Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010)
(b)(4)	Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated herein by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(b)(5)	Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(b)(6)	Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated herein by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007)
(d)(1)	Tucows Inc. Amended and Restated 2006 Omnibus Equity Compensation Plan, as amended (incorporated by reference to Exhibit 99(d)(1) filed with Tucows’ Schedule TO, as filed with the SEC on September 17, 2010)

*	Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 8, 2014.
**	Incorporated by reference to the relevant exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on December 23, 2014.